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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PERIOD BEGINNING 1/1/2006 AND ENDING 12/31/2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RBC Daniels LP
F/K/A Daniels & Associates, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3200 Cherry Creek South Drive, Suite 500
(No. and Street)
Denver, CO 80209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William W. Fowler (303) 778-5555
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – if individual, state last, first, middle name)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

707 Seventeenth Street, Suite 2700 Denver, Colorado 80202
(ADDRESS) (CITY) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
WASH, D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/29

OATH OR AFFIRMATION

I, William W. Fowler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Daniels & Associates, L.P. ______, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____

Signature

Senior Managing Director & Chief Financial Officer

Title

____

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ■ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

(1) Summary of Significant Accounting Policies

(a) *Organization*

Daniels & Associates, L.P. (the Partnership) was formed on April 1, 1990 and operates as a fully disclosed registered broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Partnership is engaged in a single line of business and provides brokerage, investment banking, and other financial services to the media, Internet, and telecommunications industries. The Partnership does not hold, nor does it plan to hold, any customers' securities or funds.

Daniels Partners, Inc. (DPI) is the General Partner, and Daniels Partners, Inc. II (DPI II) is the Limited Partner. DPI and DPI II have ownership and liquidation percentages of 90% and 10%, respectively. The Partnership agreement specifies that final income allocations are to be allocated 90% to DPI and 10% to DPI II.

(b) *Basis of Presentation*

The accompanying financial statement has been prepared using the accrual method of accounting.

(c) *Cash and Cash Equivalents*

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(d) *Investments*

Investments are primarily composed of securities relating to two companies. Such securities were received in lieu of commission payments. In the absence of quoted market prices, such investments are valued at fair value as determined by the board of directors. Adjustments to record investments at fair value are recorded through unrealized loss on investments in the statement of operations.

(e) *Property and Equipment*

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives or the life of the lease ranging from five to thirteen years. The Partnership periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

(f) *Income Taxes*

No provision for federal or state income taxes has been made in the accompanying financial statement as the income or loss of the Partnership will be reported in the respective income tax returns of the partners. The Partnership has operations in New York City, which does not adhere to the conduit principle of a limited partnership. As such, the Partnership is levied tax at the municipal level in New York.

(Continued)

DANIELS & ASSOCIATES, L.P.

Notes to Financial Statement

December 31, 2006

(5) Commitment

The Partnership leases office facilities under two noncancelable operating leases and office equipment which expire on various dates through 2010, as amended on January 18, 2006. Future minimum lease payments and receipts under operating leases as of December 31, 2006 are as follows:

		Operating leases
2007	$	980,258
2008		983,605
2009		840,478
2010		713,996
2011 and thereafter		486,756
	$	4,005,093

The lease payments on the Partnership's offices accelerate each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2006, the cumulative rent expense exceeded the cumulative cash payments on the leases by $343,033. Such amount is recorded as accrued rent in the accompanying statement of financial condition.

In connection with the Partnership's New York office lease, the Partnership has issued an irrevocable letter of credit in the amount of $144,832, which is renewed annually and is scheduled to expire upon the end of the lease term in 2010.

On January 18, 2006, the Partnership signed an extension agreement on the Denver office lease, the terms of which have been structured in substantially the same manner as the previous agreement. The lease is scheduled to expire on December 31, 2011.

(6) Employee Benefit Plan

The Partnership is the sponsor of the Daniels & Associates, L.P. 401(k) Plan (the Plan), which provides an opportunity for employee retirement savings. The Plan provides for employees to contribute up to 50% of their compensation for investment in several mutual funds. The Partnership, by resolution of the board of directors, can match a percentage of contributions by employees and producers.

(7) Subsequent Event

On January 11, 2007, the Partnership was acquired by RBC Capital Markets. Pursuant to the purchase agreement, each DPI partner sold and transferred all of its partnership interests in Daniels & Associates, L.P. to two separate subsidiaries of RBC USA Holdco Corporation. The purchase price for the partnership interests was paid in cash at closing. The Partnership will continue its current operations under the name RBC Daniels.

END